08000863

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

12 February 2008

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

PROCESSED
FEB 26 2008
THOMSON
FINANCIAL

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

2/25

Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by a certain shareholder of Mobistar.

The statement is made by UBS AG.

This subsequent statement is made further to the disposal of shares in Mobistar by UBS AG.

On 4 June 2007, based on Mobistar having issued 63,291,752 voting rights relating to its shares (the "Voting Rights") :

- UBS AG holds 1.154 % of the Voting Rights.

END